VIA EDGAR

July 13, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Lopez-Molina

Re:	Registration Statement on Form S-1

of Montrose Environmental Group, Inc.

Filed June 29, 2020 (File No. 333-239542)

Dear Ms. Lopez-Molina:

Pursuant to discussions between yourself and our outside counsel, Montrose Environmental Group, Inc. is hereby providing you with draft revisions to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”) in respect of the proposed offering price range, disclosure regarding recent developments and related changes. Specifically, (1) attached hereto as Appendix A are draft revisions in respect of the proposed offering price range, marked to show the changes made to the comparable disclosure in the Registration Statement filed with the Securities and Exchange Commission on June 29, 2020 and (2) attached hereto as Appendix B is our proposed recent developments disclosure to be included in the summary section of the prospectus.

If you have any questions or comments, we stand ready to respond as quickly as possible. If you wish to discuss, you can reach me at (949) 656-8870 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242. Thanks again for your assistance.

Sincerely,

/s/ Nasym Afsari

Nasym Afsari
General Counsel and Secretary

Cc:	Vijay Manthripragada, President and Chief Executive Officer

Allan Dicks, Chief Financial Officer

Peter Wardle, Esq.

Michael E. Coke, Esq.

Appendix A

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion,

Preliminary Prospectus dated July 14, 2020

P R O S P E C T U S

10,000,000 Shares

Montrose Environmental Group, Inc.

Common Stock

This is Montrose Environmental Group, Inc.’s initial public offering. We are selling 10,000,000 shares of our common stock.

We expect the public offering price will be between $15.00 and $17.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the NYSE under the symbol “MEG.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this filing and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters may also exercise their option to purchase up to an additional 1,500,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2020.

BofA Securities	William Blair

BNP PARIBAS	Capital One Securities	Stifel

Needham & Company

The date of this prospectus is                     , 2020.

THE OFFERING

Common stock offered by us	10,000,000 shares (or 11,500,000 shares if the underwriters exercise in full their option to purchase additional shares).

Common stock to be outstanding immediately after this offering	20,332,001 shares (or 21,832,001 shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate our proceeds from this offering will be approximately

$148.1 million (or approximately $170.7 million if the underwriters exercise in full their option to purchase additional shares), based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $139.3 million of the net proceeds from this offering in connection with the redemption of all outstanding shares of our Series A-1 preferred stock and the remainder for general corporate purposes, including future investments in innovation and acquisitions in our highly fragmented industry.

See the sections entitled “Use of Proceeds” and “Underwriting.”

Reserved Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to certain individuals to be designated by us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Fidelity Capital Markets, a division of National Financial Services LLC, will administer this program. See the section entitled “Underwriting—Reserved Shares.”

NYSE Trading Symbol	“MEG”

The number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding as of March 31, 2020 and excludes:

•

2,632,058 shares of common stock issuable as of March 31, 2020, upon the exercise of options outstanding under the Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan as amended, or our 2013 Stock Plan, and the Montrose Environmental Group, Inc. Amended and Restated 2017 Stock Incentive Plan, or the 2017 Stock Plan, at a weighted average exercise price of approximately $12.11 per share, in each case exclusive of the IPO Awards described immediately below;

•	741,187 shares of common stock subject to awards issued to eligible participants under the 2017 Stock Plan authorized as of March 31, 2020, subject to the consummation of this offering,

collectively, the IPO Awards, including 480,768 shares subject to such awards granted to our named executive officers (based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus);

•	7,492 shares of common stock reserved as of March 31, 2020, for future issuance under the 2017 Stock Plan (1,155,938 shares as of July 13, 2020 after giving effect to the grant of the IPO Awards);

•

1,875,000 shares of common stock issuable upon the exercise of the stock purchase warrant issued in connection with the issuance of our Series A-2 preferred stock with an exercise price of $0.01 per share, or the Series A-2 Warrant, based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus;

•

650,590 shares of common stock issuable as of March 31, 2020, upon the exercise of outstanding stock purchase warrants (other than the Series A-2 Warrant) at a weighted average exercise price of approximately $3.08 per share; and

•

up to 1,562,500 shares of common stock that may be issued as contingent earn-out consideration over the next two years in connection with our acquisition of CTEH, based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

Further, unless otherwise indicated, this prospectus:

•

assumes the redemption of all outstanding shares of our Series A-1 preferred stock in connection with this offering, including the payment by us of 1,206,318 shares of common stock, the maximum portion of the per-share redemption price payable in common stock based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, as permitted under the related certificate of designation;

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which were effective on July 14, 2020 and July 10, 2020, respectively;

•	assumes an initial public offering price of $16.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of our common stock.

See the sections entitled “Capitalization,” ”Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock.”

USE OF PROCEEDS

We estimate that our proceeds from this offering will be approximately $148.1 million (or approximately $170.7 million if the underwriters exercise in full their option to purchase additional shares), based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $139.3 million of the net proceeds from this offering in connection with the redemption of all outstanding shares of our Series A-1 preferred stock and the remainder for general corporate purposes, including future investments in innovation and acquisitions in our highly fragmented industry.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short-and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $9.4 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $15.0 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2020:

•	on an actual basis;

•	on a pro forma basis to give effect to the following:

•

the payment by us, in shares of common stock, of the maximum portion of the Series A-1 preferred stock per-share redemption price payable in common stock, as permitted under the related certificate of designations;

•	the amendment and restatement of our certificate of incorporation;

•

the entry into the Unitranche Credit Agreement providing for a $225.0 million credit facility comprised of a $175.0 million term loan and a $50.0 million revolving credit facility, and the use of the proceeds therefrom to repay in full all amounts outstanding under our prior senior secured credit facility;

•

the issuance of 791,139 shares of our common stock in connection with our acquisition of CTEH (which does not include any shares of our common stock that may be issued over the next two years as contingent earn-out consideration in connection with the acquisition); and

•	the issuance of 17,500 shares of our Series A-2 preferred stock and the Series A-2 Warrant for an aggregate purchase price of $175.0 million; and

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments set forth above and the sale and issuance by us of 10,000,000 shares of our common stock in this offering, based upon the assumed initial public offering price of $16.00, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in the section entitled “Use of Proceeds.”

You should read this table together with the information in this prospectus in the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial Information,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and “Description of Certain Indebtedness” and with the audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
Cash(1)	$1,047	$37,264	$43,924

Debt
Term Loan Facility(2)	47,500	175,000	175,000
Revolving Line of Credit(2)	110,681	25,000	25,000
Capital Leases	4,121	4,121	4,121
Other Leases	8	8	8
Equipment Line of Credit	3,605	3,605	3,605
Less: Deferred Debt Issuance Costs	(1,028)	(4,449)	(4,449)

Total debt	164,887	203,285	203,285
Redeemable Series A-1 Preferred Stock $0.0001 par value - authorized, issued and outstanding shares: 12,000 at March 31, 2020	134,237
Convertible and Redeemable Series A-2 Preferred Stock $0.0001 par value - authorized, issued and outstanding shares: 17,500		149,903	149,903
Stockholders’ (deficit) equity:

Common stock, par value $0.000004 per share, as of March 31, 2020: actual, authorized 25,000,000 shares, issued and outstanding 8,370,107 shares; pro forma, 190,000,000 shares, issued and outstanding 10,332,001 shares; pro forma, as adjusted, authorized 190,000,000 shares, issued and outstanding 20,332,001 shares

Additional paid in capital	33,888	72,201	232,201
Accumulated deficit	(105,652)	(107,586)	(109,322)
Other comprehensive loss	(3)	(3)	(3)

Total stockholders’ (deficit) equity	(71,767)	(35,388)	122,876

Total capitalization	$227,357	$317,800	$476,064

(1)

Excludes $1.5 million of cash acquired in the CTEH business acquisition. Subsequent to June 30, 2020, $25 million in cash was used to pay down outstanding borrowings under our revolving credit facility, which repayment is not reflected in this table.

(2)

Actual amounts as of March 31, 2020 reflect borrowings outstanding under our prior senior secured credit facility. Pro forma and pro forma as adjusted amounts reflect outstanding borrowings under our new credit facility. As of July 13, 2020, there were no amounts outstanding under our revolving credit facility. See the section entitled “Description of Certain Indebtedness.”

Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, additional paid-in capital, total stockholders’ (deficit) and total capitalization by $9.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease, respectively, the amount of cash, stockholders’ (deficit) equity and total capitalization by approximately $15.0 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section have been derived from our condensed consolidated balance sheet as of March 31, 2020. Net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock outstanding. Our net tangible book value as of March 31, 2020 was $(161.7) million, or $(19.32) per share of common stock.

After giving effect to (i) the issuance by us of 791,139 shares of our common stock in connection with the acquisition of CTEH; (ii) the issuance and sale by us of 10,000,000 shares of our common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and other estimated offering expenses payable by us; and (iii) the application of such proceeds as described in the section entitled “Use of Proceeds,” including the payment by us, in shares of common stock, of the maximum portion of the per-share redemption price of our Series A-1 preferred stock in common stock, our net tangible book value, pro forma, as of March 31, 2020 would have been $(333.2) million, or $(16.36) per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $2.96 per share and an immediate dilution to new investors in this offering of $32.36 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$16.00
Net tangible book value per share of common stock as of March 31, 2020	$(19.32)
Pro forma increase in net tangible book value per share attributable to new investors	$(2.96)

Pro forma net tangible book value per share after the offering		$(16.36)

Dilution per share to new investors		$32.36

The information in the preceding table is based on an assumed offering price of $16.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the pro forma net tangible book value after this offering by approximately $9.4 million and increase or decrease the dilution per share of common stock to new investors in this offering by $0.60 per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $15.0 million and increase or decrease, as applicable, the dilution to new investors in this offering by $1.55 per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table shows on a pro forma basis at March 31, 2020, after giving effect to the issuance by us of 791,139 shares of our common stock in connection with the acquisition of CTEH, the total cash consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased(1)		Total consideration(2)		Average price per share
	Number	%	Number	%
Existing stockholders	9,125,683	47.7%	90,500,000	36.1%	$9.92
New investors	10,000,000	52.3%	160,000,000	63.9%	$16.00

Total	19,125,683	100%	250,500,000	100%	$12.15

(1)

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately 44% and our new investors would own approximately 56% of the total number of shares of our common stock outstanding after this offering.

(2)

If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our existing stockholders and new investors would be approximately $90,500,000 (or 33%) and $184,000,000 (or 67%), respectively.

We have not granted any awards under the 2017 Stock Plan and 2013 Stock Plan since March 31, 2020. The discussion above does not account for the grant of the IPO Awards, nor does it reflect the dilution you may experience upon any conversion of our shares of Series A-2 preferred stock into shares of common stock at a discounted rate, or upon the exercise of outstanding warrants to purchase shares of our common stock. See the sections entitled “Description of Capital Stock — Preferred Stock” and “Description of Capital Stock —Warrants.” Additionally, an aggregate of 1,155,938 additional shares of our common stock will initially be available for future awards under the 2017 Stock Plan, including the increase in the number of shares reserved for issuance thereunder authorized in connection with this offering, which shares are not included in the above discussion and tables. To the extent that we grant awards in the future with exercise prices below the initial public offering price in this offering, investors purchasing in this offering will incur additional dilution. See the section entitled “Shares Eligible for Future Sale.”

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of the date of this prospectus by (1) each person known to us to beneficially own more than 5% of the outstanding shares of our common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group. The table also contains information about beneficial ownership, as adjusted, to reflect the sale of common stock in this offering assuming:

•	9,125,683 shares of common stock outstanding as of July 14, 2020, and 20,332,001 shares outstanding immediately following the completion of this offering;

•

assumes the redemption of all outstanding shares of our Series A-1 preferred stock in connection with this offering, including the payment by us, in shares of common stock, of the maximum portion of the per-share redemption price payable in common stock, as permitted under the related certificate of designations; and

•	no exercise of the underwriters’ option to purchase additional shares of our common stock.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The following table does not reflect any potential purchases by our executive officers, directors, their affiliated entities or holders of more than 5% of our common stock in this offering. If any shares are purchased by these persons or entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from the amounts set forth in the following table.

Except as otherwise noted below, the address for persons listed in the table is c/o Montrose Environmental Group, Inc., 1 Park Plaza, Suite 1000, Irvine, CA 92614.

	Shares of common stock beneficially owned prior to this offering		Shares of common stock beneficially owned after this offering assuming no exercise of underwriters’ option		Shares of common stock beneficially owned after this offering assuming full exercise of underwriters’ option
Name of Beneficial Owner	Shares of common stock	Percentage of Total Outstanding common stock (%)	Shares of common stock	Percentage of total outstanding common stock (%)	Shares of common stock	Percentage of total outstanding common stock (%)
5% Stockholders
Entities affiliated with Oaktree(1)	2,418,987	21.0%	3,617,224	15.9%	3,617,224	14.9%
CTEH Holdings, LLC(2)	791,139	8.7%	791,139	3.9%	791,139	3.6%
Entities affiliated with Yukon Environmental(3)	768,836	8.4%	768,836	3.8%	768,836	3.5%
Named Executive Officers and Directors
Vijay Manthripragada(4)	637,919	6.5%	637,919	3.0%	637,919	2.8%
Allan Dicks(5)	171,820	1.8%	171,820	*	171,820	*
Nasym Afsari(6)	197,870	2.1%	197,870	*	197,870	*
Joshua W. LeMaire(7)	194,895	2.1%	194,895	*	194,895	*
Jose M. Revuelta(8)	217,545	2.3%	217,545	1.1%	217,545	*
J. Miguel Fernandez de Castro	198,026	2.2%	198,026	*	198,026	*
Peter M. Graham	116,447	1.3%	116,447	*	116,447	*
Peter Jonna	—	*	—	—	—	—
Robin L. Newmark	4,747	*	4,747	*	4,747	*
Richard E. Perlman(9)	1,909,036	20.9%	1,909,036	9.4%	1,909,036	8.8%
J. Thomas Presby(10)	92,372	1.0%	92,372	*	92,372	*
James K. Price	1,458,505	16.0%	1,458,505	7.2%	1,458,505	6.7%
Brook Hinchman(11)	8,081	*	—	—	—	—

All Directors and Executive Officers as a group (13 persons)(12)	5,207,263	49.5%	5,199,182	23.4%	5,199,182	21.9%

*	Represents less than one percent.

(1)

Includes 534,240 shares of common stock issuable to OCM Montrose Holdings, L.P. upon exercise of a warrant, 1,875,000 shares of common stock issuable to OCM Montrose II Holdings, L.P. upon exercise of the Series A-2 Warrant, 1,666 shares held directly by OCM FIE, LLC and 8,081 shares beneficially owned by OCM FIE, LLC through restricted shares issued to Brook Hinchman, one of our directors appointed by an affiliate of the Oaktree Holder. Excludes shares of common stock expected to be issued upon redemption of outstanding shares of our Series A-1 preferred stock. The shares beneficially owned after this offering also include 1,206,318 shares of common stock issuable upon redemption of all outstanding shares of our Series A-1 preferred stock in connection with this offering (based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and exclude the 8,081 unvested shares previously beneficially owned by OCM FIE, LLC through restricted shares issued to Mr. Hinchman, which will be forfeited upon the completion of this offering and Mr. Hinchman’s concurrent departure from our board of directors. The general partner of OCM Montrose Holdings, L.P. is Oaktree Fund GP, LLC. The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P. The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P. The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC. The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC. The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC. The managing member of OCM FIE, LLC is

Oaktree Capital Management, L.P. The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Ltd. The sole director of Oaktree Holdings, Ltd. is Oaktree Capital Group, LLC. Oaktree Capital Group, LLC is managed by its ten-member board of directors. Each of the general partners, managing members and directors listed above expressly disclaims beneficial ownership of the common shares except to the extent of their respective pecuniary interest therein, if any. The address of each of OCM Montrose Holdings, L.P., OCM Montrose II Holdings, L.P. and OCM FIE, LLC is c/o Oaktree Capital Management, L.P., 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071.

(2)	The address of CTEH Holdings, LLC is 44 Germay, Little Rock, AR 72223.

(3)

Includes shares held by Yukon Environmental Fund I LP and Yukon Environmental Fund II LP. The address of each of Yukon Environmental Fund I LP and Yukon Environmental Fund II LP is P.O. Box 11181, Newport Beach, CA 92658.

(4)

Shares beneficially owned by Mr. Manthripragada include 637,491 shares of common stock issuable upon exercise of stock options that have vested or will vest within 60 days of the date of this prospectus.

(5)

Shares beneficially owned by Mr. Dicks include 8,750 shares of common stock held by The Allan and Kristine Dicks Family Trust, of which Mr. Dicks and his spouse are co-trustees, and 163,070 shares of common stock issuable upon exercise of stock options that have vested or will vest within 60 days of the date of this prospectus.

(6)	Shares beneficially owned by Ms. Afsari include 194,695 shares of common stock issuable upon exercise of stock options that have vested or will vest within 60 days of the date of this prospectus.

(7)

Shares beneficially owned by Mr. LeMaire include 200 shares of common stock held by Joshua W. LeMaire and Lori R. LeMaire and 194,695 shares of common stock issuable upon exercise of stock options that have vested or will vest within 60 days of the date of this prospectus.

(8)	Shares beneficially owned by Mr. Revuelta include 194,695 shares of common stock issuable upon exercise of stock options that have vested or will vest within 60 days of the date of this prospectus.

(9)	Includes 580,172 shares of common stock held by Equity Trust Company, Custodian FBO Richard E. Perlman Roth IRA.

(10)	Shares beneficially owned by Mr. Presby include 10,000 shares of common stock issuable upon exercise of stock options that have vested or will vest within 60 days of the date of this prospectus.

(11)

Includes 8,081 shares issuable to OCM FIE, LLC on account of restricted unvested shares issued to Mr. Hinchman, which will be forfeited upon the completion of this offering and Mr. Hinchman’s concurrent departure from our board of directors.

(12)	Includes 1,394,646 shares of common stock issuable upon exercise of stock options that have vested or will vest within 60 days of the date of this prospectus.

Appendix B

Recent Developments

Preliminary Estimated Unaudited Financial Results for the Three Months Ended June 30, 2020

The information set forth below represents our preliminary estimated unaudited financial results for certain items for the three months ended and as of June 30, 2020. We have provided ranges, rather than specific amounts, primarily because our financial and other closing procedures for the three months ended June 30, 2020 are not yet complete.

For the three months ended June 30, 2020, we expect revenues to be between $70.0 million and $75.0 million, an increase of between 22.0% and 30.7% compared to revenues of $57.4 million for the three months ended June 30, 2019, and we expect Adjusted EBITDA to be between $12.0 million and $14.0 million (or 17.9% of revenues based on the midpoint of the ranges), compared to Adjusted EBITDA of $8.0 million (or 13.9% of revenues) for the three months ended June 30, 2019. Results for the period were driven by strong performance within our Measurement and Analysis segment, our Assessment, Permitting and Response segment, and acquisitions made subsequent to the second quarter of 2019. Results for the second quarter also benefitted from cost containment measures we implemented at the start of the COVID-19 pandemic and were partially offset by temporary delays in the start of certain projects across all three reporting segments due to COVID-19.

At June 30, 2020, we expect our cash and restricted cash balance to be between $43.0 million and $45.0 million and total debt to be between $207.0 million and $209.0 million, including approximately $200.0 million of outstanding principal amount of borrowings under our credit facility, which consisted of $175.0 million under the term loan and $25.0 million under the revolver. In July 2020, we repaid the $25.0 million outstanding under our revolving credit facility.

We have provided an estimated range regarding Adjusted EBITDA, which is presented on a non-GAAP basis. Our estimated range of Adjusted EBITDA adjusts for the impact of interest, depreciation and amortization, acquisition-related expenses and IPO preparation costs. However, we cannot reconcile our estimated range of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, without unreasonable efforts because of the unpredictable or unknown nature of certain significant items excluded from Adjusted EBITDA and the resulting difficulty in quantifying the amounts thereof that are necessary to estimate net income (loss). Specifically, we are unable to estimate the impact of certain items, including stock-based compensation expense, the change in fair value of derivatives, including the embedded derivative related to the contingent put option attached to the Series A-1 preferred stock, and the accounting for the issuance of the Series A-2 preferred stock. We are also unable to estimate our income tax (expense) benefit for the period because we have not completed our evaluation of the impact of discrete events during the period on income tax (expense) benefit for the period, including the acquisition of CTEH. We expect the variability of these items could have a significant impact on our reported GAAP financial results. See the section entitled “Non-GAAP Financial Information” for a discussion of Adjusted EBITDA, why we believe this measure is important and certain limitations regarding this measure.

The estimated preliminary financial information set forth above has been prepared by, and is the responsibility of, our management. Deloitte & Touche LLP has not audited, reviewed or performed any procedures with respect to such preliminary financial information, nor has Deloitte & Touche LLP audited, reviewed or performed any procedures related to the three months ended June 30, 2019 or as of that date. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. These estimates are not a comprehensive statement of our financial results as of and for the three months ended June 30, 2020, and should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the three months ended June 30, 2020 are not necessarily indicative of the results to be achieved in any future period.

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The estimated preliminary financial information described above constitute forward-looking statements. Our estimates of results are based solely on information available to us as of the date of this prospectus and are inherently uncertain. While we believe that such information and estimates are based on reasonable assumptions and reasonable judgment, our actual results may vary, and such variations may be material. Factors that could cause the actual results to differ include the discovery of new information that affects accounting estimates, management judgment or impacts valuation methodologies underlying these estimated results; the completion of our financial and other closing procedures and the preparation of our unaudited consolidated financial statements; the ongoing COVID-19 pandemic; and a variety of business, economic and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information, except as required by law. Accordingly, you should not place undue reliance on these preliminary estimated unaudited financial results. Our actual unaudited consolidated financial statements and related notes as of and for the three months ended June 30, 2020 are not expected to be filed with the SEC until after this offering is completed. See the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “Forward-Looking Statements” and “Non-GAAP Financial Information.”

COVID-19 Update

Through the end of the second quarter, we continued to experience some postponement of on-site environmental compliance testing, some delays in project start dates, and some postponement of scientific presentations and sales visits. The institution of cost mitigation measures at the beginning of the quarter has not materially disrupted operations, nor our ability to service clients. CTEH also continues to benefit from COVID-19 given client demand for its toxicology and response services. Although certain project postponement and delays have continued into the third quarter, we have begun to see the rescheduling of testing that was delayed in the second quarter. In addition, although the possibility exists, to date we have not seen any increased business disruption as a result of the resurgence in COVID-19 cases in many states where we have a significant business presence, including Florida, Texas and California.

Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	our limited operating history;

•	our history of losses and ability to achieve profitability;

•	general global economic, business and other conditions and the cyclical nature of some of our end markets;

•	the impact of the COVID-19 pandemic;

•	the parts of our business that depend on difficult to predict natural or manmade events;

•	the highly competitive nature of our business;

•	our ability to execute on our acquisition strategy and successfully integrate and realize benefits of our acquisitions;

•	our ability to promote and develop our brands;

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